SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C.  20549

                                 SCHEDULE 13G
                                (Rule 13d-102)


             INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
           TO RULES 13d-1(b)(c), AND (d) AND AMENDMENTS THERETO FILED
                           PURSUANT TO RULE 13d-2(b)

                         (Amendment No._________)(1)


                         Security Capital U.S. Realty
--------------------------------------------------------------------------------
                                (Name of Issuer)


    American Depositary Shares and Common Shares, par value $4.00 per share
--------------------------------------------------------------------------------
                         (Title of Class of Securities)


                               814136206 and N/A
--------------------------------------------------------------------------------
                                 (CUSIP Number)




     Check the  appropriate  box to  designate  the rule  pursuant to which this
Schedule is filed:

          [_]  Rule 13d-1(b)

          [_]  Rule 13d-(c)

          [x]  Rule 13d-1(d)


----------
(1) The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

     The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


(SC13G-07/98)

CUSIP No. 814136206 and N/A            13G                    Page 2 of 5 Pages


________________________________________________________________________________
1.   NAME OF REPORTING PERSONS
     I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY)

     Security Capital Group Icorporated
________________________________________________________________________________
2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                 (a)  [_]
                                                                 (b)  [_]

________________________________________________________________________________
3.   SEC USE ONLY


________________________________________________________________________________
4.   CITIZENSHIP OR PLACE OF ORGANIZATION

      State of Maryland
________________________________________________________________________________
  NUMBER OF    5.   SOLE VOTING POWER
                    -0- American Depositary Shares
   SHARES           30,401,683 Common Shares
               _________________________________________________________________
BENEFICIALLY   6.   SHARED VOTING POWER

  OWNED BY          -0- Shares
               _________________________________________________________________
    EACH       7.   SOLE DISPOSITIVE POWER
                    -0- American Depositary Shares
  REPORTING         30,401,683 Common Shares
               _________________________________________________________________
   PERSON      8.   SHARED DISPOSITIVE POWER

    WITH            -0-
________________________________________________________________________________
9.   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     -0- American Depositary Shares
     30,401,683 Common Shares
________________________________________________________________________________
10.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*

                                                                          [_]

________________________________________________________________________________
11.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

     0% American Depositary Shares
     39.6% Common Shares
________________________________________________________________________________
12.  TYPE OF REPORTING PERSON*

       CO

________________________________________________________________________________
                     *SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No. 814136206 and N/A            13G                    Page 3 of 5 Pages


________________________________________________________________________________
Item 1(a).  Name of Issuer:

            Security Capital U.S. Realty

________________________________________________________________________________
Item 1(b).  Address of Issuer's Principal Executive Offices:

            25b boulevard Royal, L-2449 Luxembourg

________________________________________________________________________________
Item 2(a).  Name of Person Filing:

            Security Capital Group Incorporated, a corporation organized and existing under the laws of the State of Maryland ("Security Capital").
________________________________________________________________________________
Item 2(b).  Address of Principal Business Office, or if None, Residence:

            125 Lincoln Avenue, Santa Fe, New mexico 87501

________________________________________________________________________________
Item 2(c).  Citizenship:

            State of Maryland

________________________________________________________________________________
Item 2(d).  Title of Classes of Securities:

            American Depositary Shares ("ADSs")
            Common Shares, par value $4.00 per share ("Common Shares")
            Each ADS represents an interest in one Common Share.
________________________________________________________________________________
Item 2(e).  CUSIP Numbers:

            ADSs - 814136206
            Common Shares - N/A
________________________________________________________________________________
Item 3. If This Statement is Filed Pursuant to Rules 13d-1(b), or 13d-2(b) or (c), Check Whether the Person Filing is a:

            This statement is not filed pursuant to Rules 13d-1(b), or 13d-2(b) or (c).

CUSIP No. 814136206 and N/A            13G                    Page 4 of 5 Pages


________________________________________________________________________________
Item 4.  Ownership.

     (a)  Amount beneficially owned:

          As of December 31, 1999, Security Capital beneficially owned no
          ADSs and 30,401,683 Common Shares. Through its wholly-owned indirect subsidiary SC Realty Shares Limited, a Bermuda company
          ("SC Realty Shares"), Security Capital beneficially owned 30,386,683 Common Shares and through its wholly-owned subsidiary US Realty Management S.A., a Luxembourg corporation ("USR Management"), Security Capital beneficially owned 15,000 Common Shares.

     (b)  Percent of class:

          As of December 31, 1999, Security Capital beneficially owned 0% of the ADSs and 39.6% of the Common Shares determined in accordance with the provisions of Rule 13d-1 promulgated under the Act.

     (c)  Number of shares as to which such person has:

          (i)   Sole power to vote or to direct the vote:

                SC Realty Shares, an indirectly wholly owned subsidiary of Security Capital, has the sole power to vote or direct the vote of 30,386,683 Common Shares and USR Management, an indirectly wholly owned subsidiary of Security Capital, has the sole power to vote or direct the vote of 15,000 Common Shares.

          (ii)  Shared power to vote or to direct the vote:

                None.

          (iii) Sole power to dispose or to direct the disposition of:

                SC Realty Shares, an indirectly wholly owned subsidiary of Security Capital, has the sole power to dispose or direct the disposition of 30,386,683 Common Shares and USR Management, an indirectly wholly owned subsidiary of Security Capital, has the sole power to dispose or direct the disposition of 15,000 Common Shares.

          (iv)  Shared power to dispose or to direct the disposition of:

                None.

________________________________________________________________________________
Item 5.  Ownership of Five Percent or Less of a Class.

         Not applicable.

________________________________________________________________________________
Item 6.  Ownership of More Than Five Percent on Behalf of Another Person.

         Not applicable.

________________________________________________________________________________
Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company.

         Not applicable.

________________________________________________________________________________
Item 8.  Identification and Classification of Members of the Group.

         Not applicable.

CUSIP No. 814136206 and N/A            13G                    Page 5 of 5 Pages

________________________________________________________________________________
Item 9.  Notice of Dissolution of Group.

         Not applicable.

________________________________________________________________________________
Item 10.  Certifications.

          Not applicable.






                                    SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date:  February 14, 2000

                                        SECURITY CAPITAL GROUP INCORPORATED



                                        By:  /s/ Jeffrey A. Klopf
                                        ---------------------------------------
                                        Jeffrey A. Klopf
                                        Senior Vice President and Secretary